SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
 (Amendment No. 2)*

LUMENIS LTD.

(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share

(Title of Class of Securities)

 M6778Q105

(CUSIP Number)

June 30, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6778Q105	13G	Page 2 of 4 Pages

1	Names of Reporting Persons Bank Hapoalim B.M.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,911,300
	6	Shared Voting Power N/A
	7	Sole Dispositive Power 11,911,300
	8	Shared Dispositive Power N/A
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,911,300
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.5%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. M6778Q105	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer: Lumenis Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices: P.O. Box 240 Yokneam, Israel 20692

Item 2(a).	Name of Person Filing: Bank Hapoalim B.M.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 63 Yehuda Halevy Street Tel Aviv, Israel

Item 2(c).	Citizenship: A commercial bank organized under the laws of Israel.

Item 2(d).	Title of Class of Securities: Ordinary Shares, NIS 0.10 par value per share.

Item 2(e).	CUSIP Number: M6778Q105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4.	Ownership.

The ownership percentage set forth below is based on 215,340,549 ordinary shares, NIS 0.10 par value per share.  The shares reported as beneficially owned by the reporting person are issuable upon exercise of immediately exercisable stock options.  The number of shares issuable upon exercise of such options is subject to adjustment in the event of stock splits, stock dividends and certain other corporate actions.

(a)	Amount beneficially owned: 11,911,300

(b)	Percent of class: 5.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 11,911,300

CUSIP No. M6778Q105	13G	Page 4 of 4 Pages

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 11,911,300

(iv)	Shared power to dispose or to direct the disposition of: N/A

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2010
BANK HAPOALIM B.M.

/s/ Rachel Arbel
By: Rachel Arbel
Title: Department Manager

/s/ Eyal Issaharov
By: Eyal Issaharov
Title: Deputy Department Manager